UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 3, 2006

Commission File Number	Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, Telephone	I.R.S. Employer Identification Number
1-16305	**PUGET ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-1969407
1-4393	**PUGET SOUND ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-0374630

Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)

☐ Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))

☐ Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e−4(c))

Item 2.02 Results of Operations and Financial Condition

On August 3, 2006, the Company issued the following press release.

Puget Energy Reports Second Quarter 2006 Earnings
Solid Results from PSE Utility Operations and Gain from InfrastruX Sale

- **Reports income of 46 cents per diluted share including 28 cents from InfrastruX Group (InfrastruX) discontinued operations**
- **Reports income of 26 cents per diluted share from Puget Sound Energy (PSE), Puget Energy's core utility business**
- **Reaffirms full-year 2006 earnings guidance of $1.40 to $1.55 per share from PSE**

BELLEVUE, Wash.— Puget Energy (NYSE: PSD), the parent of Puget Sound Energy (PSE), which serves more than 1 million electric and 700,000 natural gas customers in Washington state, today reported net income of $53.5 million, or 46 cents per diluted share, for the second quarter of 2006 compared to $13.9 million or 14 cents per diluted share in the second quarter of 2005.

"Puget Energy had a strong second quarter," said Stephen P. Reynolds, chairman, president and CEO of Puget Energy and PSE. "Solid utility operations combined with the completed sale of InfrastruX enabled the company to invest in our core utility business. We continue to execute on our financial and operational goals, including remaining on schedule with the construction of our 230-megawatt Wild Horse wind facility for a year-end in-service date."

Puget Energy's second quarter 2006 results from discontinued operations reflect $33 million, or 28 cents per diluted share, from the company's former utility construction services subsidiary, InfrastruX Group (InfrastruX). Puget Energy sold InfrastruX to Tenaska Power Fund in an all-cash transaction on May 7, 2006.

Puget Energy's earnings from continuing operations reflect the after-tax impact of establishing the Puget Sound Energy Foundation, which as announced on July 24 was funded with $15 million of the InfrastruX sales proceeds. None of the funds required to create or administer the Puget Sound Energy Foundation will come from PSE's utility customers.

Net income from Puget Energy's regulated electric and gas utility subsidiary, PSE, was $30.1 million, or 26 cents per diluted share, in the second quarter of 2006, compared to $12.2 million, or 12 cents per diluted share, in the second quarter of 2005. PSE's second quarter 2006 financial results reflect higher energy margins as a result of increased retail sales volumes and favorable hydroelectric conditions.

Table 1: Puget Energy reported earnings

	Second Quarter	
Net Income (Loss) in millions of dollars	2006	2005
Continuing Operations - PSE	$30.1	$12.2
Continuing Operations - Charitable Foundation Funding	(9.8)	--
Continuing Operations - Other	0.2	(0.2)
Continuing Operations	20.5	12.0
Discontinued Operations (InfrastruX)	33.0	1.9
Puget Energy	$53.5	$13.9
Earnings per Fully Diluted Share		
Continuing Operations - PSE	$0.26	$0.12
Continuing Operations - Charitable Foundation Funding	(0.08)	--
Continuing Operations	0.18	0.12
Discontinued Operations (InfrastruX)	0.28	0.02
Puget Energy	$0.46	$0.14
Fully diluted common shares outstanding (millions)	116.4	100.7

Table 2: Second quarter 2006 vs. second quarter 2005 EPS reconciliation for Continuing Operations	Cents per diluted share
Puget Energy's 2005 earnings from PSE	$0.12
Increase in electric margin	0.14
Increase in gas margin	0.04
Increase in depreciation and amortization expense	(0.03)
Increase in other items, net	0.03
Impact of dilution from higher common shares outstanding	(0.04)
Puget Energy 2006 earnings from PSE	$0.26
Charitable foundation establishment and funding	(0.08)
Puget Energy's 2006 earnings from continuing operations	$0.18

Puget Energy 2006 Outlook:

Puget Energy reaffirms its full-year 2006 guidance from PSE to be between $1.40 to $1.55 per diluted share, unchanged from the company's previously disclosed estimates.

PSE Second Quarter 2006 Highlights:

Key components of PSE's second quarter financial performance are highlighted below. All items are pre-tax unless otherwise noted.

- PSE's second quarter 2006 net income increased by $17.9 million to $30.1 million from $12.2 million in the second quarter 2005.

- As of June 30, 2006, PSE provided service to 1,023,800 electric customers and 702,500 natural gas customers in Washington, representing a 1.3 percent and 3.0 percent increase, respectively, in the last 12 months.

- PSE's retail sales volumes of electricity and natural gas increased in the second quarter as compared to the same period a year ago by 3.4 percent and 5.1 percent, respectively.

- PSE's electric margin increased by $25.8 million in the second quarter of 2006, primarily due to favorable hydroelectric conditions and an increase in retail sales volumes. PSE's electric margin represents electric sales, net of revenue based taxes, to retail and transportation customers less the cost of generating, purchasing and wheeling electricity.

- PSE's natural gas margin increased by $7.2 million in the second quarter of 2006. PSE's second quarter 2005 gas margin was adversely impacted by a one-time true-up of previously reported gas costs resulting in a $5 million decrease in gas margin and a $3.3 million after-tax charge to net income. Gas margin represents natural gas sales to retail and transportation customers, net of revenue based taxes, less the cost of purchasing and transporting natural gas.

- PSE's depreciation and amortization expense increased by $4.9 million in the second quarter of 2006 due to additional utility plants placed in service during the last twelve months, including $2.2 million related to the 150-megawatt Hopkins Ridge wind-powered electric generating facility in Columbia County, Wash. that became operational in November 2005.

- The average number of Puget Energy fully diluted common shares outstanding in the second quarter 2006 increased to 116.4 million compared to 100.7 million during the same period in 2005. The increase was primarily the result of a secondary offering of 15 million shares completed in November 2005. The impact of dilution as a result of the higher shares outstanding resulted in an earnings per share reduction of 4 cents per share in the second quarter 2006.

Conference Call:

Puget Energy will provide additional information regarding its second quarter 2006 results during a conference call for analysts scheduled at 10 a.m. ET (7 a.m. PT) on Friday, Aug. 4, 2006. The call will be broadcast live through a Webcast at www.pugetenergy.com. The Webcast will be archived and available for replay following the call. A tape-recorded replay of the call will be available two hours after completion of the conference call through midnight (ET) on Aug. 18, 2006 by dialing 1-888-286-8010 and entering the conference identification number of 58400549.

Form 10-Q Quarterly Report for the Second Quarter of 2006

Puget Energy today filed its Form 10-Q for the second quarter 2006 with the Securities and Exchange Commission (SEC), a copy of which will be available through the SEC's Web site at www.sec.gov or the company's Web site at www.pugetenergy.com. Investors are encouraged to read the financial statements and disclosures that will be contained in the Form 10-Q filing.

About Puget Energy
Puget Energy (NYSE:PSD) is the parent company of Puget Sound Energy (PSE), a regulated utility, providing electric and natural gas service to the growing Puget Sound region of western Washington.

About Puget Sound Energy
The state's oldest and largest energy utility, with a 6,000-square-mile service area stretching across 11 counties, Puget Sound Energy (PSE) serves more than 1 million electric customers and 700,000 natural gas customers, primarily in western Washington. PSE meets the energy needs of its growing customer base through incremental, cost-effective energy efficiency, low-cost procurement of sustainable energy resources, and prudent investment in the energy-delivery infrastructure.

CAUTIONARY STATEMENT: Certain statements contained in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, among which include Puget Sound Energy's (PSE's) plans relating to utility plant additions and expenses, and factors that could impact Puget Energy's earnings guidance for the year-end 2006. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that could affect actual results include, among others, governmental policies and regulatory actions, including those of the Washington Utilities and Transportation Commission, and weather conditions. More information about these and other factors that potentially could affect the company's financial results is included in Puget Energy's and PSE's most recent annual report on Form 10-K, quarterly report on Form 10-Q and in their other public filings filed with the Securities and Exchange Commission. Except as required by law, Puget Energy and PSE undertake no obligation to update any forward-looking statements.

####

PUGET ENERGY -- SUMMARY INCOME STATEMENT

(In thousands, except per-share amounts)

	Unaudited Three months ended 6/30[1]		Unaudited Six months ended 6/30[1]	
	2006	2005	2006	2005
Operating revenues				
Electric	$ 380,980	$ 345,420	$ 848,403	$ 765,511
Gas	192,457	162,567	599,044	483,695
Other	787	2,127	4,510	2,561
Total operating revenues	574,224	510,114	1,451,957	1,251,767
Operating expenses				
Purchased electricity	187,945	178,943	440,070	387,122
Electric generation fuel	14,292	12,894	35,876	33,342
Residential exchange	(38,670)	(37,105)	(95,303)	(92,151)
Purchased gas	118,362	98,142	385,041	299,887
Unrealized net (gain) on derivative instrument	(150)	(591)	825	(82)
Utility operations & maintenance	83,598	83,132	170,961	158,654
Other operations & maintenance	689	558	1,544	1,299
Depreciation & amortization	64,545	59,657	128,429	117,734
Conservation amortization	7,462	5,951	15,510	11,113
Taxes other than income taxes	54,178	50,521	133,910	120,221
Income taxes	15,433	6,093	55,778	52,175
Total operating expenses	507,684	458,195	1,272,641	1,089,314
Operating income	66,540	51,919	179,316	162,453
Other income (deductions):				
Charitable foundation funding	(15,000)	---	(15,000)	---
Other income	5,916	1,890	8,240	3,721
Income taxes	4,532	(292)	4,547	(959)
Interest Charges:				
AFUDC	3,027	2,041	5,049	3,503
Interest expense	(44,417)	(43,568)	(87,959)	(84,611)
Mandatorily redeemable securities interest expense	(23)	(23)	(45)	(45)
Net income from continuing operations[3]	20,575	11,967	94,148	84,062
Income from discontinued operations, net of tax	32,954	1,928	51,901	909
Net income before cumulative effect of accounting change	53,529	13,895	146,049	84,971
Cumulative effect of accounting change	---	---	(89)	---
Net Income	$ 53,529	$ 13,895	$ 146,138	$ 84,971
Common shares outstanding	115,907	100,157	115,817	100,058
Diluted shares outstanding	116,405	100,690	116,266	100,590
Basic earnings per common share before cumulative effect of accounting change from continuing operations	$ 0.18	$ 0.12	$ 0.81	$ 0.84
Basic earnings from discontinued operation	0.28	0.02	0.45	0.01
Cumulative effect from accounting change	---	---	----	---
Basic earnings per common share	$ 0.46	$ 0.14	$ 1.26	$ 0.85
Diluted earnings per common share before cumulative effect of accounting change from continuing operations[3]	$ 0.18	$ 0.12	$ 0.81	$ 0.83
Diluted earnings from discontinued operation	0.28	0.02	0.45	0.01
Cumulative effect from accounting change	---	---	----	---
Diluted earnings per common share[2]	$ 0.46	$ 0.14	$ 1.26	$ 0.84

[1] Partial-year results may not accurately predict full-year performance, as earnings are significantly affected by weather.

[2] Diluted earnings per common share include the dilutive effect of securities related to employee compensation plans.

[3] Net Income from Continuing Operations was $30,325, or $.26 per diluted earnings per common share, in the second quarter of 2006 excluding the impact of Puget Energy charitable foundation funding of $15 million ($9.75 million net of taxes).

PUGET SOUND ENERGY -- UTILITY OPERATING DATA

	Three months ended 6/30		Six months ended 6/30	
	2006	2005	2006	2005
Energy sales revenues *($ in thousands; unaudited)*				
Electricity				
Residential	$ 167,174	$ 152,959	$ 409,108	$ 364,799
Commercial	159,489	150,043	342,252	307,935
Industrial	24,189	23,156	50,466	45,235
Other retail sales, including change in unbilled	(5,639)	(9,627)	(21,404)	(14,394)
Subtotal, retail sales	345,213	316,531	780,422	703,575
Transportation, including change in unbilled	2,664	2,419	5,375	5,087
Sales to other utilities & marketers	16,751	16,870	32,554	33,191
Other[1]	16,352	9,600	30,052	23,658
Total electricity sales	380,980	345,420	848,403	765,511
Gas				
Residential	110,016	94,744	375,108	303,400
Commercial	62,416	50,378	179,224	141,626
Industrial	12,589	10,033	29,403	23,026
Subtotal, retail sales	185,021	155,155	583,735	468,052
Transportation	3,100	3,215	6,714	6,612
Other	4,336	4,197	8,595	9,031
Total gas sales	192,457	162,567	599,044	483,695
Total energy sales revenues	$ 573,437	$ 507,987	$ 1,447,447	$ 1,249,206
Energy sales volumes *(unaudited)*				
Electricity (in mWh)				
Residential	2,374,816	2,277,739	5,802,784	5,558,632
Commercial	2,121,333	2,082,005	4,460,808	4,263,613
Industrial	338,371	337,971	684,194	662,140
Other, including change in unbilled	(105,919)	(124,652)	(342,223)	(280,994)
Subtotal, retail sales	4,728,601	4,573,063	10,605,563	10,203,391
Transportation, including change in unbilled	525,991	477,906	1,052,411	999,931
Sales to other utilities & marketers	786,058	447,150	1,105,965	792,934
Total mWh	6,040,650	5,498,119	12,763,939	11,996,256
Gas (in 000's of therms)				
Residential	82,812	79,991	298,489	279,042
Commercial	54,968	51,220	160,717	146,461
Industrial	11,938	10,934	27,567	24,845
Transportation	50,630	48,438	105,458	101,563
Total gas volumes	200,348	190,583	592,231	551,911
Margins[2] *($ in thousands; unaudited)*				
Electric	$ 177,041	$ 151,269	$ 382,942	$ 352,788
Gas	52,789	45,561	153,096	133,178
Weather *(unaudited)*				
Actual heating degree days	779	788	2,546	2,599
Normal heating degree days[3]	888	888	2,830	2,830
Customers served at June 30[4] *(unaudited)*				
Electricity				
Residential	908,629	892,719		
Commercial	109,048	111,937		
Industrial	3,586	3,910		
Other	2,549	2,436		
Transportation	17	17		
Total electricity customers	1,023,829	1,011,019		
Gas				
Residential	648,542	628,782		
Commercial	51,233	50,644		
Industrial	2,629	2,687		
Transportation	121	130		
Total gas customers	702,525	682,243		

[1] Includes sales of non-core gas supplies.

[2] Electric margin is electric sales to retail and transportation customers less the cost of generating and purchasing electric energy sold to customers, including transmission costs, to bring electric energy to PSE's service territory. Gas margin is gas sales to retail and transportation customers less the cost of gas purchased, including gas transportation costs, to bring gas to PSE's service territory.

[3] Seattle-Tacoma Airport statistics reported by NOAA which are based on a 30-year average, 1971-2000. Heating degree days measure how far the daily average temperature falls below 65 degrees.

[4] Customers represents average served at month end.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

PUGET ENERGY, INC.

PUGET SOUND ENERGY, INC.

By: /s/ Bertrand A. Valdman

      Bertrand A. Valdman
      Senior Vice President Finance and

Dated: August 3, 2006   Chief Financial Officer